GREAT-WEST
LIFECO INC.

03 DEC 22 7:21

December 18, 2003

03045324

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Insider Reports for shares purchased under the Corporation's continuing Normal Course Issuer Bid dated:

- November 26,
- December 5,
- December 11 and
- December 18, 2003

PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Corporate Secretarial Specialist

Encls.

2003-12-18, 12:18:29, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	367531883		
Filing date	2003-12-18		
Date of transaction	2003-12-12		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	127200		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	367659083		
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporations outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).		

Next

2003-12-11, 14:48:16, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	367422283
Filing date	2003-12-11
Date of transaction	2003-12-05
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	109600
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	367531883
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corproation;s Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporations outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

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2003-12-05, 14:59:31, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	367268483
Filing date	2003-12-05
Date of transaction	2003-11-28
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	153800
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	367422283
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporations Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporations outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

Next

2003-11-26, 15:48:01, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	367151483
Filing date	2003-11-26
Date of transaction	2003-11-21
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	117000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	367268483
General remarks *(if necessary to describe the transaction)*	Shares ascquired under the Corporations Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporations outstanding shares fluctuate with the exercise of stock options (which are reported by each insider.

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